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                                                              Page 1 of 13 Pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 17)*


                                     Tekelec
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879101103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 9, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879101103               SCHEDULE 13G                Page 2 of 13 Pages

      1       NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Jean-Claude Asscher

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
              (See Instructions)                                        (b)  [X]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF ORGANIZATION                        France


   NUMBER       5    SOLE VOTING POWER          1,791,391 shares

     OF         6    SHARED VOTING POWER        80,350 shares comprised of (a)
                     60,350 shares, the voting power with respect to which
   SHARES            is shared with Muriel Asscher (Mr. Asscher's spouse)
                     and (b) 20,000 shares, the voting power with respect
BENEFICIALLY         to which is shared with Tekelec-Airtronic, S.A.;
                     except that Mr. Asscher may also be deemed to share
    OWNED            voting power with Muriel Asscher of an additional
                     125,464 shares owned of record by Muriel Asscher.
     BY
                7    SOLE DISPOSITIVE POWER     1,791,391 shares
    EACH
                8    SHARED DISPOSITIVE POWER   80,350 shares comprised of
  REPORTING          (a) 60,350 shares, the dispositive power with respect
                     to which is shared with Muriel Asscher and (b) 20,000
   PERSON            shares, the dispositive power with respect to which
                     is shared with Tekelec-Airtronic, S.A.; except that
    WITH             Mr. Asscher may also be deemed to share dispositive
                     power with Muriel Asscher of an additional 125,464 shares owned of record by Muriel Asscher.

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                1,871,741 shares

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
              (See Instructions)                                             [X]

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            3.07%

     12       TYPE OF REPORTING PERSON (See Instructions)                     IN

CUSIP No. 879101103               SCHEDULE 13G                Page 3 of 13 Pages

      1       NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Tekelec-Airtronic, S.A.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
              (See Instructions)                                        (b)  [X]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF ORGANIZATION                        France

  NUMBER OF     5    SOLE VOTING POWER          0 shares

   SHARES       6    SHARED VOTING POWER        20,000 shares, the voting power
                     of which is shared with Jean-Claude Asscher who is
BENEFICIALLY         the president and majority shareholder of
                     Tekelec-Airtronic, S.A.
  OWNED BY
                7    SOLE DISPOSITIVE POWER     0 shares
    EACH
                8    SHARED DISPOSITIVE POWER   20,000 shares, the
  REPORTING          dispositive power of which is shared with Jean-Claude
                     Asscher who is the president and majority shareholder
 PERSON WITH         of Tekelec-Airtronic, S.A.

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   20,000 shares

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
              (See Instructions)                                             [ ]


     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            0.03%


     12       TYPE OF REPORTING PERSON (See Instructions)                     CO

CUSIP No. 879101103               SCHEDULE 13G                Page 4 of 13 Pages

      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Edouard Givel

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                (See Instructions)                                      (b)  [X]

      3         SEC USE ONLY

      4         CITIZENSHIP OR PLACE OF ORGANIZATION                 Switzerland

   NUMBER       5    SOLE VOTING POWER          0 shares

     OF         6    SHARED VOTING POWER        0 shares

   SHARES       7    SOLE DISPOSITIVE POWER     0 shares

BENEFICIALLY    8    SHARED DISPOSITIVE POWER   0 shares

    OWNED

     BY

    EACH

  REPORTING

   PERSON

    WITH

      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        0 shares

     10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                (See Instructions)                                           [ ]


     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             0%


     12         TYPE OF REPORTING PERSON (See Instructions)                   IN

CUSIP No. 879101103               SCHEDULE 13G                Page 5 of 13 Pages


ITEM 1(A)     NAME OF ISSUER:

              Tekelec

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              26580 West Agoura Road
              Calabasas, CA  91302

ITEM 2(A)     NAME OF PERSON FILING:

              This Statement is being filed by Jean-Claude Asscher, Tekelec-Airtronic, S.A. and Edouard Givel, who are sometimes collectively referred to as the "Reporting Persons." The Reporting
              Persons may be deemed to be a "group" for purposes of Sections
              13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that such Reporting Person or any of the other persons on whose behalf this Statement is filed constitutes a "group." Neither the filing this Statement nor the Agreement [see Exhibit 1] should be construed individually or collectively to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of the Reporting Persons or any one or more other persons.

              The Reporting Persons have been advised that Natinco, S.A., which has previously filed statements on Schedule 13G and amendments thereto jointly with the Reporting Persons (but which is not named as a "Reporting Person" herein), intends, on or about the date of the filing of this Schedule 13G, to separately file a statement on
              Schedule 13G to report its continuing beneficial ownership of more than five percent of the Common Stock of Tekelec.

ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The address of the principal business office of Tekelec-Airtronic, S.A. is 5, rue Carle Vernet, 92315 Sevres Cedex, France. The principal business address of Mr. Asscher is c/o
              Tekelec-Airtronic, S.A., 5, rue Carle Vernet, 92315 Sevres Cedex,
              France; and of Mr. Givel is 8C, avenue de Champel, 1206 Geneve,
              Switzerland.

ITEM 2(C)     CITIZENSHIP:

              Tekelec-Airtronic, S.A. is a French corporation. Mr. Asscher and
              Mr. Givel are French and Swiss citizens, respectively.

ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock

ITEM 2(E)     CUSIP NUMBER:

              879101103

CUSIP No. 879101103               SCHEDULE 13G                Page 6 of 13 Pages


ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR
              240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a)  [ ]   Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).

              (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).

              (c)  [ ]   Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

              (d)  [ ]   Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e)  [ ]   An investment adviser in accordance with Section
                         240.13d-1(b)(1)(ii)(E).

              (f)  [ ]   An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F).

              (g)  [ ]   A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(1)(ii)(G).

              (h)  [ ]   A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813).

              (i)  [ ]   A church plan that is excluded from the definition of
                         an investment company under section 3(c)(14) of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-3).

              (j)  [ ]   Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(J).

              Not applicable

ITEM 4.       OWNERSHIP:

              Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

              The following information with respect to the ownership of Tekelec's Common Stock by the Reporting Persons is provided as of January 9, 2003:

              (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

                   With respect to the aggregate amount of shares beneficially owned by Mr. Asscher, such amount does not include 125,464 shares owned by Muriel Asscher (Mr. Asscher's spouse) as to which Mr. Asscher disclaims beneficial ownership. This report shall not be deemed an admission that Mr. Asscher is the beneficial owner of such 125,464 shares for purposes of
                   Section 13(d) or 13(g) of the Act or for any other purpose.

              (b)  Percent of class: See Row 11 of cover page for each Reporting
                   Person.

CUSIP No. 879101103               SCHEDULE 13G                Page 7 of 13 Pages


              (c)  Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote: See Row
                              5 of cover page for each Reporting Person.

                        (ii)  Shared power to vote or to direct the vote: See
                              Row 6 of cover page for each Reporting Person.

                        (iii) Sole power to dispose or to direct the disposition
                              of: See Row 7 of cover page for each Reporting
                              Person.

                        (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

              Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section
              240.13d3(d)(1).

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

              Instruction: Dissolution of a group requires a response to this item.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock owned by each of the Reporting Persons; provided, however, that Mr. Asscher may be deemed to have such rights with respect to the shares beneficially owned by Tekelec-Airtronic, S.A., due to the fact that he is the president and majority shareholder thereof.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
              CONTROL PERSON:

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              See Exhibit 2.

              The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Act, although each expressly disclaims any assertion or presumption that such Reporting Person or the other persons on whose behalf this Statement is filed constitute a "group." The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more such persons.

CUSIP No. 879101103               SCHEDULE 13G                Page 8 of 13 Pages


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable

ITEM 10.      CERTIFICATION:

              Not applicable

CUSIP No. 879101103               SCHEDULE 13G                Page 9 of 13 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: January 9, 2003


                                    /s/ Jean-Claude Asscher
                                    --------------------------------------------
                                    Jean-Claude Asscher, in his individual
                                    capacity and on behalf of Tekelec-Airtronic,
                                    S.A., as the President thereof


                                    /s/ Edouard Givel
                                    --------------------------------------------
                                    Edouard Givel, in his individual capacity



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 879101103               SCHEDULE 13G               Page 10 of 13 Pages


                                  EXHIBIT INDEX

Exhibit Number      Exhibit                                      Page
--------------      -------                                      ----
        1           Agreement to File Joint Statements on        Page 11 of 13 pages
                    Schedule 13G

        2           Identification of the Reporting Persons      Page 13 of 13 pages